Strategic Partners Style Specific Funds
For the period ended 01/31/06
File number 811-09439

SUB-ITEM 77D
Policies With Respect to Security Investment


STRATEGIC PARTNERS STYLE SPECIFIC FUNDS

Strategic Partners Large Capitalization Growth Fund
Supplement dated September 16, 2005 to Prospectus dated November 22, 2004

Effective on or about September 20, 2005, Jennison
Associates LLC (Jennison) will replace Columbus
Circle Investors and Oak Associates, Ltd. as subadviser for the Strategic Partners Large
Capitalization Growth Fund (Large Cap Growth Fund).

To reflect this change, the section of the Prospectus entitled "How the Trust is Managed -
Advisers and Portfolio Managers - Large Cap Growth
Fund," is amended by removing all references to Columbus Circle Investors and Oak Associates, Ltd., and replacing all deleted information with information about the new subadvisers, as set forth below:

Jennison Associates LLC (Jennison) is subadviser to the Large Cap Growth Fund. Jennison is an indirect, wholly-owned subsidiary of Prudential Financial,
Inc. As of August 31, 2005, Jennison had approximately $68.7 billion in assets under management for institutional, mutual fund and other clients. Jennison is located at 466 Lexington
Avenue, New York, New York 10017.

Jennison typically follows a team approach in the management of its portfolios, while seeking to preserve individual accountability. The teams are generally organized along product strategies (e.g., large cap growth, large cap value) and meet regularly to review the core portfolio holdings and discuss purchase and sales activity of all accounts in the particular product strategy. The portfolio managers for the Fund are supported by members of Jennison's research team, which is comprised of other research analysts and other investment professionals of Jennison. Team members provide research support and make securities recommendations and support the portfolio managers in all activities. Members of the team may change from time to time.

Blair A. Boyer, Spiros Segalas and Kathleen A.
McCarragher are the portfolio managers for the Fund. Mr. Boyer generally has final authority over all aspects of the Fund's investment portfolio, including but not limited to, purchases and sales of individual securities, portfolio construction, risk assessment, and management of cash flows. Mr.
Boyer is an Executive Vice President of Jennison, which he joined in 1993. In January 2003, Mr. Boyer joined the growth equity team, after co-managing international equity portfolios since joining
Jennison. During his tenure as an international equity portfolio manager, he managed the Jennison
International Growth Fund from its inception in March 2000. Mr. Boyer managed international equity portfolios at Arnhold and S. Bleichroeder Advisers,
LLC from 1989 to 1993. Prior to that, he was a research analyst and then a senior portfolio manager in the Verus Capital division at Bleichroeder. Mr. Boyer graduated from Bucknell
University in 1983 with a B.A. in Economics. He received an M.B.A. in Finance from New York
University in 1989.

Spiros Segalas was a founding member of Jennison in 1969 and is currently a Director, President and Chief Investment Officer at Jennison. He received his B.A. from Princeton University and is a member of The New York Society of Security Analysts, Inc.

Kathleen A. McCarragher joined Jennison in 1998 and is an Executive Vice President at Jennison. She is also Jennison's Head of Growth Equity. Prior to joining Jennison, she was employed at Weiss, Peck &
Greer L.L.C. as a managing director and director of large cap growth equities for six years. Ms.
McCarragher received her B.B.A. degree from the University of Wisconsin and her M.B.A. from Harvard
University.

On or about September 20, 2005, the name of the Fund will change to Jennison Conservative Growth Fund.